Karen E. Anderson +1 858 550 6088 kanderson@cooley.com	Via EDGAR

September 28, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field

Re:	Equillium, Inc.

Registration Statement on Form S-1

Filed September 17, 2018

File No. 333-227387

Dear Mr. Field:

Enclosed on behalf of our client, Equillium, Inc., a Delaware corporation (the “Company”), is an amendment (“Amendment No. 1”) to the Company’s registration statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2018 (the “Original Registration Statement”). The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Original Registration Statement.

Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 26, 2018 with respect to the Original Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Government Regulation and Product Approval, page 101

1.

We note the risk factor added to the bottom of page 11. Please revise this section to discuss in detail U.S. export control laws and regulations which may be applicable to the company due to EQ001 being derived from Cuban-origin intellectual property. Please discuss in enough detail so that investors can clearly understand the applicable laws and regulations and the company’s current status with and expectations for obtaining interpretive guidance from OFAC or the required licenses necessary to deal in, or otherwise commercialize, EQ001.

Response: The Company has revised the disclosure on pages 3, 12 and 114 of Amendment No. 1.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange

Commission

September 28, 2018

Page Two

Description of Capital Stock

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 142

2.

We note that your forum selection provisions in your certificate of incorporation and bylaws identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the federal securities laws, please also ensure that the exclusive forum provision in each of your governing documents states this clearly.

Response: The Company has revised the disclosure on pages 56 and 144 of Amendment No. 1 and has revised its amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of the Company’s initial public offering to clarify that the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, would not apply to suits to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

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The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Anderson

Karen E. Anderson

cc:	Daniel M. Bradbury, Equillium, Inc.
Bruce Steel, Equillium, Inc.
Cheston J. Larson, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com